FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED-CAPITAL PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ/MF): nº 47.508.411/0001-56

Company Registry (NIRE): 35.300.089.901

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON APRIL 11, 2012

1.         DATE, TIME AND PLACE: On the eleven day of April, at 04:00 p.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, 3.142, at the capital of State of São Paulo.

2.         MEETING BOARD: Chairman: Abilio dos Santos Diniz; Secretary: Renata Catelan P. Rodrigues.

3.         CALL NOTICE AND ATTENDANCE: Call notice duly served under Section 15 of the Company’s Bylaws. Attendance by the majority of the exercising members.

4.         AGENDA: (i)  Analysis and approval of the Management Proposal for the Company’s Investment Plan for 2012; (ii)  Analysis and approval of the Management Proposal for the adjustment of appraisal report related to the merger of a company by the Company; (iii)  Approval of the Management Proposal for the ratification of the acquisition of the control of Sendas Distribuidora S.A. (Section  256, §1st, of Law n. 6.404/76); (iv)  Analysis and approval of the Management Proposal related to the capitalization by means of the Expansion Reserve and Retention Reserve based on the Capital Budgeting; (v)  Analysis and approval of the Management Proposal related to the increase to the Company’s capital by means of capitalization of the goodwill special reserve portion; (vi)  Analysis and approval of the Management Proposal for the amendment of Company’s Bylaws; (vii)  Analysis and approval of the Management Proposal for the consolidation of Company’s Bylaws; (viii)  Analysis and approval of the overall compensation of managers, Fiscal Council and Advisory Board, to be paid in 2012; (ix)  Registry the resignation of Claudia Elisa de Pinho Soares from the position of Executive Vice-President of Market Strategy; and (x) Election of Sylvia de Souza Leão Wanderley for the position of Executive Vice President for People.

5.         RESOLUTIONS: After the meeting was convened, the Board members examined the Agenda and resolved by unanimous vote to:

5.1.      Approve the Management Proposal for the Company’s Investment Plan for 2012.

5.2.      Approve the Management Proposal for the adjustment of the appraisal report related to the merger of GAAM S.A. Comercial e Administradora by the Company, previously approved by the special shareholders meeting held on September 30, 1997.

5.3.      Approve the Management Proposal for the ratification of the acquisition of the control of Sendas Distribuidora S.A. (according to the Article 256, of Law n. 6,404/76).

5.4.      Approve the Management Proposal related to the capitalization by means of the Reserve for Expansion and Reserve of Earnings Retention based on the Capital Budgeting, both established by means of the Annual and Special Shareholders Meeting held on March 31, 2011, with favorable opinion of Fiscal Committee.

5.5.      Approve the Management Proposal related to the increase of the Company’s capital stock by means of capitalization of the goodwill special reserve portion, with favorable opinion of Fiscal Committee.

5.6.      Approve the Management Proposal related to the (i)  Amendment of the items ‘a’, ‘f’, ‘g’, ‘k’, ‘n’, ‘o’ and ‘u’, in paragraph 1 of Article 2 of the By-laws, to standardize the list of activities undertaken by the Company and its subsidiaries; (ii)  Inclusion of items ‘u’ and ‘v’ in paragraph 1 of Article 2 of the By-laws, to contemplate the activities of “leasing and subleasing of its own or third-party furnishings” and “provision of management services”, with the consequent renumbering of the subsequent items; (iii) Inclusion of the Sole Paragraph in Article 1 and amending Paragraph 2 of Article 12, toward conforming the text in the Company’s By-laws to the terms of the new Listing Regulations for Corporate Governance Level 1 of the BMF&BOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros.

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5.7.      Due the amendments accomplished hereon, to approve the consolidation of Company’s Bylaws.

5.8.      Approve the overall compensation of the managers, Fiscal Council and Advisory Board, to be paid in 2012, which shall be divided as follows: (i) seven million and eight hundred thirty-six thousand and two hundred reais (R$7,836,200.00) to be designed for the Company’s Board of Directors; (ii) forty-four million, seven hundred eighty-six thousand, eighty-nine reais (R$44,786,089.00) to be designed for the Company’s Board of Executive Officers; (iii) one hundred ninety-eight thousand reais (R$198,000.00) to be designed for the Advisory Board; and (iv) five hundred and four thousand Reais for the Fiscal Council (R$504,000.00), where as the disclosed at Company’s Reference Form.

5.9.      Thus, the directors approve the submission of the hereon mentioned proposals for approval by the Annual and Special Shareholders’ Meeting to be held on April 27, 2012.

5.10.   The Board members also registry the resignation of Claudia Elisa de Pinho Soares from the position of Executive Vice President of Market Strategy. The chairman, on behalf of the Company, thanked Mrs. Claudia Elisa de Pinho Soares which, questionless, was fundamental for Company’s development and growing achieved.

5.11.   Approved, as well, the election for the position of Executive Vice President for People, Sylvia de Souza Leão Wanderley, Brazilian, divorced, manager, with ID number RG 05846104-7, with Taxpayer Registration Number (CPF/MF) under the number 731.199.977-49, resident in the city Capital of São Paulo State, with business address at Av. Brigadeiro Luis Antônio, 3172, with a term of office maturing on May 5, 2014. The elected officer declares, under the penalties of the law, not to be involved in any of the crimes provided for in law, which would hinder him from performing business activities, being aware of the provisions set forth in Article 147 of Law 6,404/76.

5.12.   Consequently, shall now be part of the Board of Executive Officers the hereunder members: Enéas César estana Neto, Antônio Ramatis Fernandes Rodrigues, Hugo Antonio Jordao Bethlem, José Roberto Coimbra Tambasco, Caio Racy Mattar, José Antonio de Almeida Filipppo, Paulo Gualtieri, Sylvia de Souza Leão Wanderley, Marcelo Lopes, Vitor Fagá de Almeida and  Andelaney Carvalho dos Santos.

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APPROVAL AND EXECUTION OF THE MINUTES: With nothing further to come before the board, the works were adjourned for these minutes to be drafted. The works being duly reopened, these were read, approved and signed by all present. São Paulo, April 11, 2012. Abilio dos Santos Diniz, Chairman; Renata Catelan P. Rodrigues, Secretary. Attending Directors: Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Ávila, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Antoine Marie Remi Lazars Giscard d’Estaing, Arnaud Strasser, Jean Louis Bourgier, Fabio Schvartsman, Pedro Henrique Chermont de Miranda, Guilherme Affonso Ferreira and Ulisses Kameyama. A summary of the minutes was drafted on the relevant book, according to Paragraph 3 of Section 130 of Law no. 6,404/76, as amended.

Renata Catelan P. Rodrigues

Secretary

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 12, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.